Greenbriar Capital Corp.
Greenbriar Capital Holdco Inc.
Greenbriar Capital (US) LLC

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7
Phone: 949.903.5906    Fax: 604.608.9572
www.greenbriarcapitalcorp.ca

NEWS RELEASE

Greenbriar through INX will be the first public company to digitize certain existing registered common shares into equivalent Digital Tokens

April 3rd, 2023	Trading Symbol:
TSXV Venture Exchange: GRB
US OTC Market: GEBRF

Ground-Breaking Collaboration with The INX Digital Company, Inc., Enables Certain Existing Greenbriar Common Shareholders the Option to Digitize Shares and List for Trading on the INX.One Platform for Digital Assets

NEW YORK, TORONTO & NEWPORT BEACH (April 3rd, 2023) - The INX Digital Company, Inc. (NEO: INXD, INXATS: INX, OTCQB: INXDF) ("INX"), a FINRA registered broker-dealer and inter-dealer broker, in partnership with Greenbriar Capital Corp. (GEBRF on the US OTC) (GRB on the TSX Venture Exchange), a leading developer of sustainable real estate, renewable energy, and TSXV Venture top 50 company in 2023 and 2014, announced today that it will soon facilitate and list certain GEBRF registered common shares as the first digitized ("tokenized") shares of a publicly traded company. Through this landmark collaboration, certain registered common stock certificates of Greenbriar Capital will soon be able to be represented in a digital format and move through a specific process back and forth, between traditional exchanges, like the OTC and a digital Alternative Trading System (ATS) like INX.

"By working with INX, Greenbriar and certain Greenbriar registered shareholders, we will be able to begin to offer a Finra approved, secure and direct pathway for financial markets to unlock another source of possible liquidity through the INX ecosystem," said Itai Avneri, Deputy CEO & COO of INX. "As the first Finra approved digital asset platform to achieve regulatory approval to raise capital, issue security tokens and trade both security tokens and digital currencies, it's an exciting next step for INX to offer the first digitized shares of a publicly traded company to both U.S. and international investors. It also marks a significant inflection point in the maturity of the digital economy." Digitization or Tokenization is not available to Canadian residents because INX is not a registered broker-dealer in Canada. INX is not a registered broker-dealer in any other country outside of the USA. Other countries outside of Canada or the USA may or may not allow their citizens to participate on the INX platform. In the Company's opinion and understanding, there are no Canadian securities law approvals required for this digital share procedure.

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

TSXV Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

The tokenized version of the Greenbriar shares will be subject to the same benefits afforded to the existing registered and non-registered shareholders, which includes voting rights and a share of the company's profits in the form of dividends. The digitized shares are easily tradable since they can be bought and sold 24/7/365 on the INX.One digital asset platform. Plus, these shares, like all security tokens available on INX.One, are Finra approved securities. INX Securities, a broker dealer, is a SEC Finra approved broker/dealer and Alternative Trading System ("ATS')

"We are thrilled to be taking these essential steps to be the first public company in North America to have certain registered common shares alternatively listed as digital shares on the INX.One security token platform," said Jeff Ciachurski, CEO of Greenbriar Capital. "I am delighted to say, INX is a Finra approved platform merging investing and trading in security tokens, cryptocurrencies, and capital raise services all in one platform. Greenbriar deeply believes in the full democratization of investing. Rather than limiting the expansive opportunities of Greenbriar to just our existing 3,000 to 4,000 public shareholders, owning on average 8,000 to 9,000 common shares each; through digitization we can dramatically increase access and the number of public token holders - providing ownership opportunities to everyone in the worldwide security token ecosystem. All security tokens digitized from registered common shares will have full voting and dividend rights."

The methods involved in digitizing registered shares from certain registered shareholders who have volunteered to take part in this initiative, are in general outlined as follows:

Greenbriar will lock up an initial arm's length current common registered shareholder (and in time, future registered shareholders after the initial registered shareholder) and their common shares into an escrow account with the Computershare. Subsequent to this, INX will then mint the one-to-one equivalent amount of the security tokens and then deliver them to the initial registered shareholder who will have an INX Securities, LLC account, who in turn will then be allowed to trade security tokens on the INXS ATS. This process can be repeated with additional registered shareholders as market liquidity for the tokens increase over time.

Greenbriar's traditional share transfer agent (Computershare) will lock up registered shares in an escrow account. The transfer agent for the security tokens, INX Transfer Agent, LLC, will then mint and deliver the security tokens to the INX Securities, LLC account of the registered owner. The registered owner will then be able to trade the security tokens on the INXS ATS. All the same rights, such as dividends and voting rights, that the book-based shareholders had will be applicable and enforceable and flow to the security token holders of the Greenbriar security token. No new book-based shares will be created as part of this process but rather a digital representation of existing shares will be established.

The INX transfer agent ("INXT") will mint security tokens one to one based on the number of "registered common shares" that a Greenbriar shareholder deposits in the escrow account. After the security tokens are minted, they will be delivered to the shareholder's INX Securities, LLC ("INXS") brokerage account that he/she will need to set up prior to being able to trade. Once trading starts, INXT will reconcile the books and records on chain (etherscan.io) vs what INXT has showing as ownership off chain. When Greenbriar has voting material or any dividends or any other corporate actions, INXT will provide a list of all the Greenbriar token holders on INXS as of the record date and provide this information to Greenbriar and Computershare. It will then be Greenbriar along with their intermediaries that will reach to the INXS customers to immediately communicate this information. If a dividend is paid, the full amount, based on the number of shares in escrow will be delivered to INXT and will be distributed to each person's MetaMask wallet.

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"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

TSXV Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

If the initial registered shareholder in escrow or any other future registered shareholders in escrow for the sole purpose of this digitizing process, decides to un-digitize any amount of their tokens, they will notify the INX, and INX will burn the amount of tokens they have requested and immediately notify Computershare and Greenbriar, that such amount of tokens have been burnt, and an equal amount of registered shares will be removed from escrow and placed backed in registered book recorded format.

Up to 100% of the issued common shares are available to tokenize, provided however that all of the shareholders owning such shares would be non-Canadian residents.  The Company has no way of determining who exactly is a legal Canadian Resident at any given time, therefore the exact percentage is unknown. The cost to tokenize is up to $8,000 per month for more than 5,000 token holders but only $2,000 per month for up to 500 token holders. The tokenization process is a cost to the company. In addition, there are initial set up and listing fees totalling CDN $40,000.

Note: The Company has no relationship with potential end-holders of tokens. The initial registered shareholder is simply an arm's length US citizen and US resident who has agreed to be the first escrowed registered shareholder who owns 925,926 registered shares.  Where the tokens go after trading of the tokens begin, is out of the control of both Greenbriar and the original registered shareholder who is in escrow.

INX continues to establish a path toward a more responsible and innovative digital economy for U.S. and international investors. Specifically, the INX.One platform sets a global standard for effectively achieving democratization in financial markets, while simultaneously providing the necessary regulatory guardrails through close collaboration with U.S. and global regulators.

INX's role in creating a more efficient and secure ecosystem for global investors is enabling more and more U.S. and international public companies to turn to digital solutions in the form of tokenized shares, digital ADR and digital bonds - now and in the near future.

In 2021, INX became the first SEC-registered digital security IPO - closing with $84 million in gross proceeds from over 7,250 retail and institutional investors. 92.9 million INX Tokens were sold in the IPO. INX continues to lead the industry in providing novel trading and capital raising financial instruments to enterprises and companies worldwide.

For more information about INX, visit https://www.inx.co/

About INX:

INX provides a Finra approved trading platform for digital securities and cryptocurrencies.

With the combination of traditional markets expertise and a disruptive fintech approach, INX provides state-of-the-art solutions to modern financial problems. INX is led by an experienced and dedicated team of business, finance, and technology veterans with the shared vision of redefining the world of capital markets via blockchain technology and innovative regulatory approach.

About The INX Digital Company, Inc. INX is the holding company for the INX Group, which includes Finra approved trading platforms for digital securities and cryptocurrencies, combining traditional markets expertise and an innovative fintech approach. The INX Group's vision is to be the preferred global Finra approved hub for digital assets on the blockchain. The INX Group's overall mission is to bring communities together and empower them with financial innovation. Our journey started with our initial public token offering of the INX Token in which we raised US$84 million. The INX Group is shaping the blockchain asset industry through its willingness to work in a Finra approved environment with oversight from regulators like the SEC and FINRA.

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"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

TSXV Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

In addition to operating two Finra approved trading platforms for blockchain assets, INX's interdealer broker, I.L.S. Brokers, plans to offer non-deliverable cryptocurrency forwards to Tier-1 banks in the future. For more information, please visit the INX Group website here.

About Greenbriar Capital Corp:

Greenbriar is a leading ESG Alternative Asset developer of renewable energy and sustainable real estate. With long-term, high impact, contracted sales agreements in key project locations and led by a successful, industry-recognized operating and development team, Greenbriar targets deep valued assets directed at accretive shareholder value. Website is https://greenbriarcapitalcorp.ca

ON BEHALF OF THE BOARD OF DIRECTORS

Jeffrey J. Ciachurski

Chief Executive Officer and Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release. Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This press release may contain forward-looking statements. All statements, other than statements of historical fact, constitute "forward-looking statements" and include any information that addresses activities, events or developments that the Company believes, expects or anticipates will or may occur in the future including the Company's strategy, plans or future financial or operating performance and other statements that express management's expectations or estimates of future performance.

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"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

TSXV Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF